ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

October 11, 2012	Adam M. Schlichtmann T +1 617 951 7114 F +1 617 235 7346 adam.schlichtmann@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Larry Greene

Re:	Blackstone Alternative Alpha Fund (File No. 005-86990) (the “Feeder Fund”) and Blackstone Alternative Alpha Master Fund (File No. 005-86989) (the “Master Fund” and collectively with the Feeder Fund, the “Funds”)

Ladies and Gentlemen:

This letter provides the Funds’ responses to comments on the Funds’ recent tender offer filings, which were provided telephonically to Adam M. Schlichtmann of Ropes & Gray LLP, counsel to the Funds, on September 27, 2012. The comments, together with the Funds’ responses, are set forth below.

1.	Please include a cover letter with future EDGAR tender offer filings regarding the Funds.

Response: The Funds intend to include a cover letter with future EDGAR tender offer filings.

2.	Please provide information about why the length of time between the expiration of the tender offer and the valuation date is approximately two months and whether that practice is common in the industry.

Response: The Funds believe that the length of time between the expiration date and the valuation date is generally consistent with the timeline used by other similarly operated registered funds. The timeline for anticipated tender offers, and the rationale for the timeline, was described in the Feeder Fund’s prospectus as follows:

“In light of liquidity constraints associated with the Master Fund’s investments in Investment Funds and the fact that the Master Fund may have to effect withdrawals from Investment Funds in order to pay for Shares being repurchased, the Fund expects that repurchase

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offers generally will be conducted according to the following procedures; however, the timing, terms and conditions of any particular repurchase offer may vary at the sole discretion of the Board. Repurchase offers will generally commence approximately 95 days prior to the last day of March, June, September and December each year (each such date is referred to as a “Tender Valuation Date”) and remain open for 30 calendar days.”

3.	Take note of the Commission’s guidance on plain English and utilize a method other than all capital letters to add prominence to disclosure.

Response: In subsequent tender offer filings the Funds intend to use a method other than all capital letters to add prominence to disclosure (e.g., italic or bold font style).

4.	Explain in your response letter whether the language in the last fully capitalized paragraph under the heading “Important” in the Feeder Fund’s Offer to Purchase Up to 13,537 Shares of Beneficial Interest Dated September 25, 2012 (the “Feeder Fund’s Offer to Purchase”) and the Master Fund’s Offer to Purchase Up to 13,552 Shares of Beneficial Interest Dated September 25, 2012 (together, with the Feeder Fund’s Offer to the Purchase, the “Offer to Purchase”) is language that is required by rule.

Response: The Funds are not aware of a form or rule requirement to include the language in question in tender offer documents. The Funds note that the language in question is required in the prospectuses of investment companies that are conducting registered securities offerings and is commonly included in other materials distributed to shareholders in connection with investment decisions. Notwithstanding the lack of any requirement to include the language in tender offer documents, the Funds believe that it is prudent to remind shareholders that, although the tender offer documents are filed with the SEC, the SEC has not approved or disapproved the tender offers. The Funds also believe it is a common practice for funds operated similarly to the Funds to include such language in their tender offer materials.

5.	Explain in your response letter whether the Feeder Fund believes that following two different approaches to paying for tendered shares — namely, making payment of the amount owed either in two payments split 90/10 across the first and second payment or a single payment, all as described in greater detail in subparagraphs A and B of paragraph 6 of the Feeder Fund’s Offer to Purchase, respectively — depending on whether a shareholder tenders 100% of his or her holdings is consistent with the requirements of rule 13e-4(f)(8).

Response: The Feeder Fund believes that its payment approaches are consistent with rule 13e-4(f)(8). Regardless of whether a tendering shareholder tenders 100% or a lesser

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portion of his or her shares, he or she will receive the net asset value thereof. The approaches to payment are intended to facilitate net asset value error correction, not to vary the amount of consideration a tendering shareholder may receive. To the extent that information becomes available during the course of the Funds’ audits that materially impacts the calculation of the Funds’ net asset values per share, the Feeder Fund believes that the two step payment process described in the tender offer materials could facilitate reprocessing shareholder transactions in a manner that reduces the likelihood that the Feeder Fund will have lost money. To the extent that the two payment approaches are considered to represent two types of consideration (which the Feeder Fund does not concede), we note that rule 13e-4(f)(10) provides that paragraph (f)(8)(ii) of rule 13e-4 does not prohibit offering more than one type of consideration as long as the highest consideration of each type is paid to any security holder receiving that type of consideration. In the case of the Feeder Fund, if a shareholder chooses to tender 100% of his or her holdings, a promissory note will be issued to him or her entitling the shareholder to a two-step payment using the process described in subparagraph A of paragraph 6 of the Feeder Fund’s Offer to Purchase. Alternatively, if a shareholder chooses to tender less than 100% of his or her holdings, a different form of promissory will be used; the alternative form of promissory note will entitle the shareholder to a single payment as described in subparagraph B of paragraph 6 of the Feeder Fund’s Offer to Purchase. Two forms of promissory notes, one with each payment schedule, were filed with the tender offer materials. Each shareholder receiving payments under the form of promissory note corresponding to subparagraph 6A will receive the same consideration per share tendered as each other shareholder receiving compensation under subparagraph 6A. Similarly, each shareholder receiving a payment under subparagraph 6B will receive the same consideration per share tendered as each other shareholder receiving compensation under subparagraph 6B.

6.	Explain in your response letter the relationship between existing armed conflicts in which the United States is engaged, in Afghanistan and elsewhere, and the language in paragraph 7 of the Offer to Purchase related to the ability of the Funds to cancel, amend or postpone the acceptance of tendered shares due to the existence of war, armed hostilities or other international or national calamity involving the United States.

Response: In relevant part, the Offer to Purchase states: “The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if … there is, in the Trustees’ judgment, any … commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund … .” (emphasis added) The Trustees have not determined that any armed conflict in which the United States is currently engaged is material to the Funds. In absence of such a finding, the Funds do not anticipate cancelling, amending or postponing the acceptance of tenders due to armed conflicts in which the United States is currently engaged.

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* * * * *

On behalf of the Funds, the we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Funds from their full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Funds will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Funds.

Very Truly Yours,

/s/ Adam M. Schlichtmann